# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trio-Tech International, CIK 0000732026
CUSIP: 896712205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Block 1008 Toa Payoh North, Unit 03-09, Singapore, Singapore (U0), 318996
Date of event which requires filing of this statement: 04/22/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001420506-24-002076
Filed by CIK 0001559603

## Reporting persons
- Zeff Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 120,597; sole dispositive power 0; shared dispositive power 120,597; aggregate amount beneficially owned 127,856 (1.28% of the class)
  Comment: Related to item 11 of this page: Percentage calculated based on 10,015,541 shares of Common Stock, no par value per share, being outstanding, as reported in the Securities Purchase Agreement, dated as of April 24, 2026, between Trio-Tech International and certain other parties.
- Zeff Holding Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 120,597; sole dispositive power 0; shared dispositive power 120,597; aggregate amount beneficially owned 127,856 (1.28% of the class)
  Comment: Related to item 11 of this page: Percentage calculated based on 10,015,541 shares of Common Stock, no par value per share, being outstanding, as reported in the Securities Purchase Agreement, dated as of April 24, 2026, between Trio-Tech International and certain other parties.
- Daniel Zeff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 7,259; shared voting power 120,597; sole dispositive power 7,259; shared dispositive power 120,597; aggregate amount beneficially owned 127,856 (1.28% of the class)
  Comment: Related to item 11 of this page: Percentage calculated based on 10,015,541 shares of Common Stock, no par value per share, being outstanding, as reported in the Securities Purchase Agreement, dated as of April 24, 2026, between Trio-Tech International and certain other parties.

## Item 1. Issuer
Name of issuer: Trio-Tech International
Address of issuer's principal executive offices: Block 1008 Toa Payoh North, Unit 03-09, Singapore, U0 318996

## Item 2. Person Filing
Name of person filing:
Zeff Capital, LP
Zeff Holding Company, LLC
Daniel Zeff

Zeff Capital, LP, Zeff Holding Company, LLC and Daniel Zeff (the "Reporting Persons") have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.
Address of principal business office or, if none, residence: The address of the principal place of business and principal office of each of the Reporting Persons is: 405 Lexington Ave, 9th Floor, New York, NY 10174.
Citizenship: Zeff Capital, LP and Zeff Holding Company, LLC are organized under the laws of the State of Delaware. Daniel Zeff is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Zeff Capital, LP: 127,856
Zeff Holding Company, LLC: 127,856
Daniel Zeff: 127,856
Percent of class:
Zeff Capital, LP: 1.28%
Zeff Holding Company, LLC: 1.28%
Daniel Zeff: 1.28%
Sole power to vote or to direct the vote:
Zeff Capital, LP: 0
Zeff Holding Company, LLC: 0
Daniel Zeff: 7,259
Shared power to vote or to direct the vote:
Zeff Capital, LP: 120,597
Zeff Holding Company, LLC: 120,597
Daniel Zeff: 120,597
Sole power to dispose or to direct the disposition:
Zeff Capital, LP: 0
Zeff Holding Company, LLC: 0
Daniel Zeff: 7,259
Shared power to dispose or to direct the disposition:
Zeff Capital, LP: 120,597
Zeff Holding Company, LLC: 120,597
Daniel Zeff: 120,597

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D filed by Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff on August 23, 2018).

## Signatures
- Zeff Capital, LP: Zeff Holding Company, LLC, General Partner (05/01/2026)
- Zeff Holding Company, LLC: Daniel Zeff, Manager (05/01/2026)
- Daniel Zeff: Daniel Zeff, Individual (05/01/2026)